SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK: PART

THE PEOPLE OF THE STATE OF NEW YORK -against- BNP PARIBAS, S.A., Defendant.	WAIVER OF RIGHT TO APPEAL SCI No.

       I, Georges Dirani, Group General Counsel of BNP Paribas, S.A., the duly authorized representative of the defendant, on behalf of the defendant, hereby waive the defendant's right to appeal from this judgment of conviction. I acknowledge that I, on behalf of the defendant, understand that the right to appeal is separate and distinct from other rights automatically forfeited upon a plea of guilty, such as the right to remain silent, the right to confront one's accusers and the right to a jury trial.

       I, on behalf of the defendant, understand that I would ordinarily retain my right to appeal even after pleading guilty, but in this case I am being offered a plea by the prosecution with the condition that I give up this right. I, on behalf of the defendant, also understand that by waiving my right to appeal, I am giving up the right to raise on appeal a number of claims that I could otherwise raise even after a guilty plea. In particular, I, on behalf of the defendant, understand that I am waiving my right to ask the Appellate Division to review the terms of the plea and reduce my sentence, and my right to appeal the denial of any suppression motion I made. I, on behalf of the defendant, agree to waive my right to raise on appeal claims relating to the statute of limitations, venue and jurisdiction of the Supreme Court of New York County, constitutional double jeopardy, and double jeopardy pursuant to Article 40 of the New York State Criminal Procedure Law.

       I, on behalf of the defendant, understand that this waiver does not apply to any of the four following issues: a constitutional speedy trial claim; a challenge to the legality of the sentence promised by the judge; an issue as to my competency to stand trial; or the voluntariness of this waiver.

       I, on behalf of the defendant, execute and sign this waiver knowingly, intelligently and voluntarily after being advised by the Court and after consulting with the defendant's attorney, Karen Patton Seymour, Esq. standing beside me. I, on behalf of the defendant, have had a full opportunity to discuss these matters with the defendant's attorney and any questions the defendant may have had have been answered to my satisfaction.

Make three copies of this document: give original to Court, one copy to Assistant District Attorney, one copy to Defendant, and one copy to Defense Counsel





I, on behalf of the defendant, have agreed to give up the defendant's appellate rights because I am receiving a favorable plea and sentence agreement.

Georges Dirani
BNP Paribas, S.A.
By: ______________________

By: ______________________
Karen Patton Seymour, Esq.
Sullivan & Cromwell LLP
Attorneys for BNP Paribas, S.A.

June 29, 2014
____
Date

Make three copies of this document: give original to Court, one copy to Assistant District Attorney, one copy to Defendant, and one copy to Defense Counsel